Exhibit 99.1

Itamar Medical to Commence Trading on Nasdaq

Will Trade on both Nasdaq and TASE under the Ticker Symbol ‘ITMR’

CAESAREA, Israel, February 27, 2019– Itamar Medical Ltd. (Nasdaq: ITMR) (TASE: ITMR), a medical device company that develops, manufactures and markets non-invasive diagnostic medical devices for sleep apnea with a focus on the cardiology market, announced today that it will list and trade its American Depositary Shares (ADSs) on the Nasdaq Capital Market under the ticker symbol “ITMR” on or about February 27, 2019 through a level II ADS program.

The Bank of New York Mellon is serving as depositary for the ADSs with each ADS representing 30 ordinary shares of the Company. The Company’s ordinary shares will continue to trade on the Tel Aviv Stock Exchange under the symbol “ITMR.” The Nasdaq listing follows the previously disclosed execution of definitive agreements for a private placement of $14.7 million, mostly by issuance of ADSs, with the participation of a fund managed by Deerfield Management Company, L.P. as well as Triple Gate Capital, L.P., West Elk Partners, L.P. and Alpha Capital Anstalt, among others, with net proceeds to be used, once the transaction is consummated, primarily to accelerate the Company’s revenue growth through direct expansion of its sales and marketing initiatives.

“Listing on Nasdaq is a major corporate milestone as we accelerate our growth in the expanding U.S. home sleep test market,” said Gilad Glick, Chief Executive Officer of Itamar Medical. “By listing our ADSs on the Nasdaq, combined with the recent pending private placement, we believe we can extend the communication of the Itamar story to a broader audience of investors and generate value for our shareholders. The listing also strengthens our position to further enhance market awareness of our innovative products and comprehensive solutions for sleep apnea to both sleep physicians and cardiologists. Cardiologists already recognize the significance of sleep apnea diagnosis to heart health and we intend to continue to increase our presence in U.S. cardiac centers.”

Goldfarb Seligman & Co. served as Itamar Medical’s legal advisors in connection with the Nasdaq listing.

This news release does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities of the Company in the United States or Israel. The offering of the Company’s securities described above (including all underlying securities thereof) has not been, nor will it be, registered under the United States Securities Act of 1933, as amended (the “1933 Act”), any state securities laws, or Israeli securities laws and such securities may not be offered or sold within the United States, or to, or for the account or benefit of, U.S. persons, except pursuant to an effective registration statement under the 1933 Act or an applicable exemption from the U.S. registration requirements.

About Itamar Medical Ltd.

Itamar Medical is engaged in research, development, sales and marketing of non-invasive medical devices for the diagnosis of respiratory sleep disorders with a focus on the cardiology market. The Company offers a Total Sleep Solution™ to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare costs. Its flagship PAT-based product, the WatchPAT™ device, is a home-use diagnostic device for sleep breathing disorders. It also offers the EndoPAT™ system, an FDA-approved device to test endothelial dysfunction and to evaluate the risk of heart disease and other cardiovascular diseases. Itamar Medical is a public company traded on the Nasdaq and Tel Aviv Stock Exchanges and is based in Caesarea, Israel. For additional information visit www.itamar-medical.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss the expected benefits of listing on Nasdaq or the growing appreciation within the cardiology community of the role of WatchPAT, we are using forward- looking statements. Because such statements deal with future events, they are subject to various risks, uncertainties and assumptions, including events and circumstances out of Itamar Medical's control and actual results, expressed or implied by such forward-looking statements, could differ materially from Itamar Medical's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks, uncertainties and assumptions discussed from time to time by Itamar Medical in reports filed with, or furnished to, the Israel Securities Authority and the U.S. Securities and Exchange Commission. Except as otherwise required by law, Itamar Medical undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

212-867-1762

Eran Gabbai, Partner

Galbert-Kahana

Investor Relations and Public Relations

Tel: +972-54-2467378

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